Registration Statement No. 333-237342

Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated September 28, 2020 to the Prospectus Supplement and the Prospectus, each dated April 20, 2020

US$20,000,000

Senior Medium-Term Notes, Series F

Fixed to CMS2 Floating Rate Notes, due September 30, 2025

Issuer:	Bank of Montreal
Title of Notes:	Fixed to CMS2 Floating Rate Notes, due September 30, 2025 (the “Notes”)
Trade Date:	September 28, 2020
Settlement Date (Original Issue Date):	September 30, 2020
Stated Maturity:	September 30, 2025
Principal Amount (in Specified Currency):	US$20,000,000; Minimum Denomination: US$1,000 and integral multiples of US$1,000 in excess of US$1,000
Original Public Offering Price (Issue Price):	100% of the principal amount
Interest Rate Per Annum:

The Notes will bear interest at the following rates:

•    From and including September 30, 2020 to but excluding June 30, 2025: 0.55%

•    From and including June 30, 2025 to but excluding September 30, 2025 (the “floating rate period”): a per annum rate equal to the 2-Year U.S. Dollar Constant Maturity Swap Rate (“CMS2”), which appears on Reuters page ICESWAP1 as of 11:00 A.M., New York City time (the “Reference Rate”), subject to the Interest Rate Floor.

Interest payments will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

The Reference Rate will be determined on the second U.S. Government Securities Business Day prior to final interest period.

Interest Rate Floor:	0.55% per annum
Interest Payment Period:	Quarterly
Interest Payment Dates:	Interest is payable quarterly in arrears on March 30, June 30, September 30, and December 30 of each year, commencing December 30, 2020. See “Specific Terms of the Notes — Interest” below.
Payment at Maturity:	Subject to our credit risk, you will receive at maturity the principal amount and the final interest payment.
Calculation Agent:	BMO Capital Markets Corp.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, as described under “Description of Debt Securities We May Offer —Legal Ownership and Book-Entry Issuance” in the accompanying prospectus).
CUSIP No.:	06367W5J8
Optional Redemption Provision:	Not applicable

We urge you to read this pricing supplement together with the prospectus supplement and prospectus. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated April 20, 2020: https://www.sec.gov/Archives/edgar/data/927971/000119312520112249/d908040d424b5.htm
•	Prospectus dated April 20, 2020: https://www.sec.gov/Archives/edgar/data/927971/000119312520112240/d903160d424b2.htm

Investing in the Notes involves risks, including those described in “Selected Risk Considerations” beginning on page P-2 of this document, and the “Risk Factors” section beginning on page S-1 of the accompanying prospectus supplement and on page 8 of the accompanying prospectus. In particular, please note that all payments on the Notes are subject to our credit risk.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The Notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

On the date of this \ pricing supplement, the estimated initial value of the Notes was $984.037 per $1,000 in principal amount. As discussed in more detail in this pricing supplement, the actual value of the Notes at any time will reflect many factors and cannot be predicted with accuracy.

We will deliver the Notes through the facilities of The Depository Trust Company on September 30, 2020.

We may use this pricing supplement in the initial sale of Notes. In addition, BMO Capital Markets Corp. (“BMOCM”) or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The public offering price will include accrued interest from September 30, 2020, if settlement occurs after that date. BMOCM will purchase the Notes from us on the settlement date at a purchase price that is equal to 99.50% of the principal amount.

BMO CAPITAL MARKETS

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks, as discussed under “Risk Factors” in the pricing supplement, and in this section.

Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings May Adversely Affect the Market Value of the Notes. Our credit ratings and credit spreads may adversely affect the market value of the Notes. Investors are dependent on our ability to pay all amounts due on the Notes on each interest payment date and at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the Notes.

Hedging and Trading Activities. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the Notes and the interests we and our affiliates may have in our and our affiliates’ proprietary accounts, in facilitating transactions for our and our affiliates’ customers, and in accounts under our and our affiliates’ management. These trading and underwriting activities could affect secondary trading in the Notes in a manner that would be adverse to your interests as a beneficial owner of the Notes.

Our Initial Estimated Value of the Notes Is Lower Than the Price to Public. Our initial estimated value of the Notes is only an estimate, and is based on a number of factors. The price to public of the Notes exceeds our initial estimated value, because costs associated with offering, structuring and hedging the Notes are included in the price to public, but are not included in the estimated value. These costs include the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the Notes and the estimated cost of hedging these obligations.

Our Initial Estimated Value Does Not Represent Any Future Value of the Notes, and May Also Differ from the Estimated Value of Any Other Party. Our initial estimated value of the Notes as of the date of this pricing supplement was derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Reference Rate and interest rates. Different pricing models and assumptions could provide values for the Notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the trade date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the trade date, the value of the Notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the Notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your Notes in any secondary market at any time.

The Terms of the Notes Were Not Determined by Reference to the Credit Spreads for Our Conventional Fixed-Rate Debt. To determine the terms of the Notes, we used an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the Notes are less favorable to you than if we had used a higher funding rate.

Lack of Liquidity. The Notes will not be listed on any securities exchange. BMOCM may offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which BMOCM is willing to buy the Notes.

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Many Economic and Market Factors Will Influence the Value of the Notes. In addition to the level of the Reference Rate and interest rates on any trading day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	time to maturity of the Notes;
o	general interest and yield rates in the market;
o	other economic, financial, political, regulatory, or judicial events; and
o	the creditworthiness of the Issuer, including actual or anticipated downgrades in its credit ratings.

Uncertainty About the Future of LIBOR May Affect CMS Rates in a Way That Adversely Affects the Return on and the Value of the Notes. A CMS rate, such as CMS2, is a market rate for the fixed leg of a fixed-for-floating interest rate swap, where the floating leg is based on 3-month U.S. dollar LIBOR. As a result, CMS rates are significantly influenced by 3-month U.S. dollar LIBOR and expectations about future levels of 3-month U.S. dollar LIBOR. On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the LIBOR administrator. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBOR rates will cease to be published or supported before or after 2021 or whether any additional reforms to LIBOR may be enacted in the U.K. or elsewhere. It is also impossible to predict the impact of any LIBOR-related developments on the method of calculation or the level of CMS2. At this time, a complete consensus does not exist as to what rate or rates may become accepted alternatives to LIBOR, including for purposes of the interest rate swaps underlying CMS2, and it is impossible to predict the effect of any such alternatives on the value of securities, such as the Notes, that are linked to CMS rates. Any changes to 3-month U.S. dollar LIBOR or the calculation of CMS rates, and any uncertainty at what these changes may be, may affect CMS rates in a way that adversely affects your return on and value of the Notes. If CMS2 is unavailable on any interest determination date, the calculation agent may have significant discretion in determining the rate of interest payable on the Notes.

The Manner in Which CMS Rates Are Calculated, Whether as a Result of Regulatory Investigations or Otherwise, May Change in the Future. It has been reported that certain U.S. and non-U.S. regulators are investigating potential manipulation of CMS2 and other swap rates. If such manipulation occurred, it may have resulted in CMS2 being artificially lower (or higher) than it would otherwise have been. The method by which CMS rates are calculated may change in the future, as a result of governmental actions, actions by the publisher of CMS rates or otherwise. We cannot predict whether the method by which CMS rates are calculated will change or what the impact of any such change might be. Any such change could affect CMS rates in a way that has a significant adverse effect on the Notes.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to CMS2. In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the level of CMS2 and related interest rates, and may do so in the future. One or more of our affiliates have published, and in the future may publish, research reports that express views on the expected movements of CMS2. However, these views are subject to change from time to time. Moreover, other professionals who deal in the markets relating to CMS2 at any time may have significantly different views from those of our affiliates. You are encouraged to derive information concerning CMS2 from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the Notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the Notes.

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SPECIFIC TERMS OF THE NOTES

The Notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series F, and therefore, this pricing supplement (the “pricing supplement”), should be read together with the accompanying prospectus supplement, dated April 20, 2020 and the accompanying prospectus, dated April 20, 2020. Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer — Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled “Senior Medium-Term Notes, Series F” (the “medium-term notes”) that we may issue from time to time under the senior indenture, dated January 25, 2010, as amended and supplemented to date, between Bank of Montreal and Wells Fargo Bank, National Association, as trustee. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to our medium-term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described herein supplement those described in the accompanying prospectus and the accompanying prospectus supplement, and, if the terms described here are inconsistent with those described in those documents, the terms described herein are controlling.

Please note that the information about the price to the public and the net proceeds to Bank of Montreal on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe particular terms of the Notes in more detail below.

Interest

During the period from and including September 30, 2020 to but excluding June 30, 2025, the Notes will bear interest at the fixed rate of 0.55% per annum. From and including June 30, 2025 to but excluding the maturity date, the Notes will bear interest at a floating rate per annum which equals the Reference Rate, subject to the Interest Rate Floor set forth above.

Interest will be payable quarterly in arrears on March 30, June 30, September 30, and December 30 of each year, commencing December 30, 2020. Interest payments will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

Interest will be payable to holders of record on the 3rd business day before each Interest Payment Date. Interest will accrue from and including each Interest Payment Date to but excluding the next Interest Payment Date. In the event that an Interest Payment Date or the Stated Maturity falls on a day other than a business day, in New York, New York, principal and/or interest will be paid on the next succeeding business day in New York and no interest on such payment shall accrue for the period from and after such Interest Payment Date or Stated Maturity, as the case may be, to such next succeeding business day.

Optional Redemption Feature

Not applicable.

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The Reference Rate

The Reference Rate, CMS2, is a constant maturity swap rate that measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 2 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

The Notes will reference the rate appearing on Reuters Page “ICESWAP1” (or any successor page) as of 11:00 A.M., New York City time, on each interest determination date.

If CMS2 is not displayed by 11:00 A.M., New York City time, on the relevant interest determination date, unless the calculation is made earlier and the rate is available from that source at that time, then CMS2 will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by five leading swap dealers in the New York City interbank market at approximately 11:00 A.M., New York City time, on the interest determination date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to the index maturity designated in the relevant pricing supplement commencing on the reset date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, as such rate may be determined by the calculation agent, with an index maturity of three months. The calculation agent will select the five swap dealers after consultation with us and will request the principal New York City office of each of those dealers to provide a quotation of its rate. If at least three quotations are provided, CMS2 for that interest determination date will be the arithmetic mean of the quotations, eliminating the highest and lowest quotations or, in the event of equality, one of the highest and one of the lowest quotations.

If fewer than three leading swap dealers selected by the calculation agent are quoting as described above, CMS2 will be determined by the calculation agent, in good faith and in a commercially reasonable manner.

Calculation Agent

The Calculation Agent is BMO Capital Markets Corp. (“BMOCM”).

U.S. Government Securities Business Day

Any day except a Saturday, a Sunday, or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Business Day

Any day other than a Saturday, Sunday, legal holiday or day on which banking institutions are authorized or obligated by law or executive order to close in New York City.

Not Subject to Bail-in

The Notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”).

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SUPPLEMENTAL TAX CONSIDERATIONS

Supplemental Canadian Tax Considerations

For a discussion of the Canadian federal income tax considerations relating to an investment in the Notes, please see the section of the prospectus supplement, “Certain Income Tax Consequences – Certain Canadian Income Tax Considerations.”

Supplemental U.S. Federal Income Tax Considerations

The following is a general description of material tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). It applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. It does not apply to holders subject to special rules including holders subject to Section 451(b) of the Code. For purposes of this discussion, any interest with respect to the Notes, as determined for U.S. federal income tax purposes, will be treated as from sources outside the United States.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

We intend to take the position that the Notes will be treated as variable rate debt instruments providing for stated interest at a single qualified floating rate or at a single fixed rate and a qualified floating rate for U.S. federal income tax purposes. If the Notes are treated as providing for stated interest at a single fixed rate and a qualified floating rate, based on current market information, we expect that the Notes will be issued with no more than de minimis OID. Please see the discussion in the accompanying prospectus under the section entitled “United States Federal Income Taxation” and specifically under the section entitled “United States Federal Income Taxation—Tax Consequences to Holders of Our Debt Securities—Original Issue Discount—Variable Rate Debt Securities.”

Backup Withholding and Information Reporting

Please see the discussion under “United States Federal Income Taxation—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your Notes.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. A Note may constitute an account for these purposes. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

P-6

Proposed regulations eliminate the requirement of withholding on gross proceeds from the sale or disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. If we determine withholding is appropriate with respect to the Notes, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. If we (or an applicable withholding agent) determine withholding is appropriate, we (or such agent) will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Account holders subject to information reporting requirements pursuant to the Foreign Account Tax Compliance Act may include holders of the Notes. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing the Foreign Account Tax Compliance Act may be subject to different rules. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

BMOCM will purchase the Notes from us on the settlement date at a price set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the Notes, it will reoffer the Notes to other dealers who will sell them at the original offering price. Each such dealer, or further dealer engaged by a dealer to whom BMOCM reoffers the Notes, will purchase the Notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the Notes as a recommendation as to the suitability of an investment in the Notes.

BMOCM may, but is not obligated to, make a market in the Notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the Notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the Notes, the price, if any, at which we or our affiliates would be willing to buy the Notes from investors, and the value that BMOCM may also publish for the Notes through one or more financial information vendors and which could be indicated for the Notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the Notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of the hedging profit that we or our affiliates expect to realize over the term of the Notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the European Economic Area (the “EEA”) or in the United Kingdom. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the U.K. has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the U.K. may be unlawful under the PRIIPs Regulation.

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Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the Notes on the date of this pricing supplement that is set forth on the cover page of this pricing supplement equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the Notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the Notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions are derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, interest rates and other factors. As a result, the estimated initial value of the Notes on the trade date was determined based on market conditions at that time.

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EMPLOYEE RETIREMENT INCOME SECURITY ACT

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition of Notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Notes are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of Notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities offered hereby, provided that neither the issuer of securities offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser or holder of Notes or any interest therein will be deemed to have represented by its purchase and holding of Notes offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of Notes have exclusive responsibility for ensuring that their purchase and holding of Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

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Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Senior Indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to the following limitations (i) the enforceability of the Senior Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Senior Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Senior Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Senior Debt Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated April 20, 2020, which has been filed as Exhibit 5.3 to Bank of Montreal’s Form 6-K filed with the SEC and dated April 20, 2020.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, and the Notes have been issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Bank of Montreal, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated April 20, 2020, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated April 20, 2020.

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